RANDALL W. HEINRICH, P.C.
8 Greenway Plaza, Suite 818
Houston, Texas 77046

Telephone: 713/951-9100	Fax: 713/961-3082

August 6, 2012

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amendment No. 6 to Registration Statement on Form S-11
Filed July 23, 2012
File No. 333-170054

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 7 to the Registration Statement referred to above.  This letter responds to the comments made in your comments letter dated August 3, 2012.  The responses set forth and numbered below correspond to the respective numbers of the comments in your letter.

General

1.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:   The Company has no written materials or research reports described by your comment.  The Company does not intend to avail itself of any new advantages provided by the JOBS Act.

2.
We note your response to comment 4 of our comment letter dated May 22, 2012 and reissue that comment in part.  Please include a statement in your MD&A that your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE:   This statement has been added as requested.

Prospectus Cover page

3.
We note your response to comment 3 of our comment letter dated May 22, 2012.  Your disclosure on the cover page of the prospectus states that you will instruct your transfer agent to not register the transfer of any sale of the shares being offered to the stockholders of Akashic via the distribution unless the seller provides evidence satisfactory to you that the sale occurred at a fixed price of $0.12.  Please revise this statement to reflect that the shares are being offered by Akashic and the selling stockholders to the public.  We also refer you to comment 1 of our comment letter dated January 9, 2012 where we indicated that we believe this transaction is a primary offering by the company through Akashic and its shareholders as underwriters.

RESPONSE:   A statement has been added to address this comment.

Prospectus Summary, 3

4.
We note your response to comment 7 of our comment letter dated May 22, 2012 where you state that the “prospectus summary section [has] been revised to indicate the statutory obligations of the eligible stockholders.” We have been unable to find this revised disclosure. Please revise your disclosure or advise.

RESPONSE:   I spoke with Ms. Ayoola, and identified to her satisfaction the location of the revised disclosure.  It is between the disclosure captioned “Restriction on Resale Price” and the disclosure captioned “Trading Market.”

Liquidity and Capital Requirements, page 26

5.
We note your disclosure on page 24 that you had a net loss in the amount of $24,481 during the first three months of 2012. Please revise this section to discuss how the company has financed the net losses and how it proposes, if the net loss trend continues, to fund its operations in the next 12 months.

RESPONSE:   A new, final paragraph to this section has been added to address this comment.

Selling Stockholders, page 33

6.
We note your response to comment 8 of our comment letter dated May 22, 2012. We believe that, in addition to the prospectus, the eligible shareholders should be informed of their underwriter status and obligations under the Securities Act of 1933. Such communication should include the options the shareholders may have if they do not consent.

RESPONSE:
A new Attachment A has been added to the prospectus.  This attachment is in the form of a letter that will be sent to the eligible shareholders.  It indicates that the only option a shareholder has, if such shareholder does not wish to assume underwriter liabilities, is not to sell the shares, but to wait for a liquidity event.

We hope that we have adequately responded to your comment.  If you have any additional comments, questions or requests for further clarifications, please contact the undersigned.  We are interested in completing the Registration Statement and having it declared effective as soon as possible.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,

Randall W. Heinrich